United States
Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TIANCI INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

88631G205
(CUSIP Number)

Zhigang Pei

No. A1111, Huafeng Financial Port, 1003, Xin’an Sixth Road, Bao’an District, Shenzhen, Guangdong Province, P.R.C.

Telephone: +86-13926561348

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No.	88631G205
1.	Name of Reporting Person: Silver Glory Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Seychelles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,793,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,793,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,793,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.18% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)       Percentage calculated based on 2,450,148 Common Stocks outstanding of the Issuer as of July 29, 2021.

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CUSIP No.	88631G205
1.	Name of Reporting Persons: Zhigang Pei
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) CO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization P.R.C.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,793,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,793,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,793,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.18% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) Percentage calculated based on 2,450,148 Common Stocks outstanding of the Issuer as of July 29, 2021.

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CUSIP Number: 88631G205

Item 1.	Security and Issuer.

Securities acquired: Common Stocks, $0.0001 par value (“Common Stocks”)

	Issuer:	TIANCI INTERNATIONAL INC. (the “Issuer”)
No. 45-2, Jalan USJ 21/10, Subang Jaya 47640, Selangor Darul Ehsan, Malaysia

Item 2.	Identity and Background.

(a) This statement is filed by Silver Glory Group Limited (“Silver Glory”), a corporation incorporated in Seychelles, and Mr. Zhigang Pei (collectively, the “Reporting Persons”). Silver Glory is the holder of record of approximately 73.18% of the Issuer’s outstanding Common Stocks based on the number of Common Stocks outstanding as of July 29, 2021. Mr. Pei is the sole director of Silver Glory.

(b) The address of the principal business and principal office of Silver Glory is No. A1111, Huafeng Financial Port, 1003, Xin’an Sixth Road, Bao’an District, Shenzhen, Guangdong Province, P.R.C. The residential address of Mr. Pei is Room 102, Unit 2, Building 2, Yard 6, Wenhua Road, Wenfeng District, Anyang City, Henan Province, CHINA.

(c) The principal business of Silver Glory is to act as an investment holding company. Mr. Pei is the sole director and ultimate shareholder of Silver Glory.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) Mr. Pei is a P.R.C citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective August 6, 2021, the Issuer, Chuah Su Mei, and Silver Glory, entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which Chuah Su Mei agreed to sell to Silver Glory Group Limited all 1,793,000 shares of common stock of the Company held by her (the “Shares”) for cash consideration of Five Hundred Twenty Five Thousand Dollars ($525,000) (the “Transaction”). The Shares represent approximately 73.18% of the issued and outstanding common stock of the Company and are being sold in reliance upon an exemption from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof. The sale of the Shares consummated on August 26, 2021, and was purchased by Silver Glory using its working capital. Upon the closing of the Transaction, on August 26, 2021, each of Chuah Su Chen, Chuah Su Mei, and Jerry Ooi, constituting all current directors and officers of the Issuer, resigned from his or her positions with the Issuer. The resignations were not due to any dispute or disagreement with the Company on any matter relating to the Company's operations, policies or practices.

The following individuals were appointed to serve in the offices set forth next to his name until the next annual meeting of stockholders of the Company and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

Name	Office
Zhigang Pei	Chief Executive Officer, Chief Financial Officer, Secretary and Director
Shufang Gao	Director
David Wei Fang	Director
Jack Fan Liu	Director
Yee ManYung	Director
Jimmy Weiyu Zhu	Director

None of the directors or executive officers has a direct family relationship with any of the Company’s directors or executive officers.

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Item 4.	Purpose of the Transaction

As a result of the above-mentioned transaction, the Reporting Persons currently beneficially own 73.18% Common Stocks of the Issuer.

The acquisition by the Reporting Persons of the Stocks as described herein was effected because of the belief that the Shares represent an attractive investment. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of Common Stocks beneficially or directly owned by the Reporting Persons is based upon a total of 2,450,148 Common Stocks outstanding as of July 29, 2021. The Reporting Persons beneficially own 1,793,000 Common Stocks, representing approximately 73.18% issued and outstanding Common Stocks of the Issuer.

(b) Silver Glory is the direct beneficial owner of 1,793,000 Common Stocks. Mr. Zhigang Pei, by virtue of being the sole shareholder of Silver Glory, may be deemed to possess indirect beneficial ownership of 1,793,000 Common Stocks. As such, Mr. Zhigang Pei has indirect, sole voting power and indirect, sole dispositive power with respect to the 1,793,000 Common Stocks.

(c) Other than as described herein, the Reporting Persons have not effected any transactions in Common Stocks during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Stock Purchase Agreement in Item 3 above is hereby incorporated in this Item 6 by reference. The summary of the Stock Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement date September 7, 2021
99.2	Form of Share Purchase Agreement(1)

______________

(1)	Incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2021.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021

Silver Glory Group Limited

By:	/s/ Zhigang Pei
Name:	Zhigang Pei
Title:	Director

/s/ Zhigang Pei
Zhigang Pei

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